601 Lexington Avenue New York, NY 10022 United States
Facsimile:
+1 212 446 4800	+1 212 446 4900

www.kirkland.com
June 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549
Attn:	Frank Knapp Kristina Marrone Isabel Rivera David Link

Re:	Fortress Net Lease REIT Amendment No. 2 to Registration Statement on Form 10-12G Filed April 26, 2024 File No. 000-56632

Ladies and Gentlemen:

This letter sets forth the responses of Fortress Net Lease REIT (the “Company”) to the written comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated June 18, 2024, with respect to the above referenced Registration Statement on Form 10-12G initially filed on February 1, 2024, as amended by amendments thereto filed on March 13, 2024 and April 26, 2024 (as may be further amended, the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comments.

In addition, the Company has revised the Registration Statement and the Company is concurrently filing Amendment No. 3 to the Registration Statement (the “Amendment No. 3”) with this letter.

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U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
June 28, 2024

Amendment No. 2 to Registration Statement on Form 10-12G Filed April 26, 2024

General

1.
We acknowledge your response to prior comment 1, but disagree with your conclusion that providing a comparative breakdown between your valuations and your historical NAV calculations would not be useful to your investors. In future filings, please expand your NAV presentation to provide this information.

Response: In response to the Staff’s comments, the Company will expand its NAV presentation to provide a comparative breakdown between its valuations and historical NAV calculations in future filings. Additionally, the Company has provided the Staff the template intended to be used for NAV disclosures as Appendix A to this letter.
Reporting Obligations, page 32

2.
We note your statement that you may use your website “as a distribution channel for company information, which information may be deemed material” and your statement that investors should monitor your website in addition to your SEC filings. Please remove any suggestion from your disclosure that material information would not be available to your investors via your SEC filings on EDGAR, or advise us as to how the company intends to comply with its reporting obligations under the Exchange Act.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Amendment No. 3 to add the bolded text and delete the text that is ~~struck through~~ below to remove the suggestion that material information would not be available to the Company’s investors via its SEC filings on EDGAR.
Investors may obtain copies of our filings with the SEC, free of charge, from the website maintained by the SEC at www.sec.gov. In addition, from time to time, we may use our website (https://pws.fortress.com/repurchase-offers-fnlr) as a distribution channel for company information~~, which information may be deemed material~~. Accordingly, investors should monitor this channel, in addition to following our SEC filings. Our filings with the SEC, however, are the primary source for current, material information about us. We are providing our website address solely for the information of investors. The information on our website, however, is not incorporated by reference in or otherwise part of this Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
June 28, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Ross M. Leff at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,

/s/ Ross M. Leff

Ross M. Leff

Via Email:
cc:	Avraham Dreyfuss Fortress Net Lease REIT David Brooks Fortress Investment Group LLC Nicole M. Runyan David L. Perechocky A.J. Million Kirkland & Ellis LLP

Appendix A

Fortress Net Lease REIT

Net Asset Value

A detailed calculation of the NAV per share is set forth below. We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of trustees. Our total NAV presented in the following tables includes the NAV of our outstanding classes of common shares, which includes Class F-S, Class F-D, Class F-I, Class D and Class E common shares, as well as the partnership interests (“OP Units”) of FNLR OP LP (the “Operating Partnership”), if any, held by parties other than the Company.

The following table provides a breakdown of the major components of our NAV as of [last day of most recent month] (amounts in thousands):

Components of NAV	Amount
Investments in real estate	$[●]
Intangible assets	[●]
Cash and cash equivalents	[●]
Restricted cash	[●]
Other assets	[●]
Subscriptions received in advance	[●]
Distribution payable	[●]
Due to affiliate	[●]
Other liabilities	[●]
Management fee payable	[●]
Accrued performance participation allocation	[●]
Accounts payable and accrued expenses	[●]
Net Asset Value	$[●]
Number of outstanding shares/units	[●]

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of [last day of most recent month] (amounts in thousands, except per share/unit data):

	Monthly NAV	Number of outstanding shares/units	NAV per Share/Unit as of [date]
Class F-S	-	-	-
Class F-D	-	-	-
Class F-I	$[●]	[●]	$[●]
Class F-I X*	$[●]	[●]	$[●]
Class D	$[●]	[●]	$[●]
Class D-X*	$[●]	[●]	$[●]
Class E	$[●]	[●]	$[●]
OP Units	-	-	-
Total	$[●]	[●]

The following table provides a breakdown of the major components of our NAV as of [last day of prior month] (amounts in thousands):

Components of NAV	Amount
Investments in real estate	$[●]
Intangible assets	[●]
Cash and cash equivalents	[●]
Restricted cash	[●]
Other assets	[●]
Subscriptions received in advance	[●]
Distribution payable	[●]
Due to affiliate	[●]
Other liabilities	[●]
Management fee payable	[●]
Accrued performance participation allocation	[●]
Accounts payable and accrued expenses	[●]
Net Asset Value	$[●]
Number of outstanding shares/units	[●]

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of [last day of prior month] (amounts in thousands, except per share/unit data):

	Monthly NAV	Number of outstanding shares/units	NAV per Share/Unit as of [date]
Class F-S	-	-	-
Class F-D	-	-	-
Class F-I	$[●]	[●]	$[●]
Class F-I X*	$[●]	[●]	$[●]
Class D	$[●]	[●]	$[●]
Class D-X*	$[●]	[●]	$[●]
Class E	$[●]	[●]	$[●]
OP Units	-	-	-
Total	$[●]	[●]

* Class F-I X and Class D-X represent Class F-I and Class D common shares, respectively, that were purchased during the Initial Share Offering Period (as defined in the Company’s registration statement on Form 10 initially filed with the Securities and Exchange Commission on February 1, 2024 (as amended, the “Form 10”)) and that are currently entitled to a fee waiver, as described in the Form 10. Pursuant to the fee waiver: (i) the Adviser has waived the management fee for six months for certain investors measured from the later of (x) the day on which such investor first purchased any such shares and (y) if applicable, the day on which such shares were released from escrow (such later date in respect of any investor, the “Issuance Date”); and (ii) FNLR SLP LLC, the special limited partner of the Operating Partnership, has waived the performance participation for six months for certain investors measured from the applicable Issuance Date.